

April 11, 2013

Via E-mail
Vladimir Leonov
President, Treasurer and Secretary
Arax Holdings Corp.
Salvador Diaz Miron 87, Colonia
Santa Maria La Ribera, Mexico 06400

      Re: **Arax Holdings Corporation**
               Amendment No. 3 to Registration Statement on Form S-1
               Filed April 1, 2013
               Amendment No. 4 to Registration Statement on Form S-1
               Filed April 11, 2013
               File No. 333-185928

Dear Mr. Leonov:

We have reviewed your amended registration statement and responses to our letter dated March 28, 2013 and have the following additional comments.

Prospectus Summary, page 3

Arax Holdings Corp., page 3

1. We note your revised disclosure in the fourth paragraph of this section and on pages 5 and 24 that, as of January 31, 2013, you had $466.36 in your treasury. This disclosure appears to be inconsistent with your disclosure on page F-13 that you had $1,803 in your treasury as of January 31, 2013. We also note that in your previously filed amendment, filed March 21, 2013, you indicated you had $1,803 of cash on hand as of January 31, 2013. We further note that at page 14 you indicate you had $466.36 of cash on hand as of the date of your prospectus. Please revise for consistency.

Use of Proceeds, page 13

2. We note your response to our prior comment 4 that you intend to pay for the offering with loans from your director. Please revise your disclosure on page 13 to clarify that you do not intend to use proceeds from the offering to pay for the cost of the offering and indicate, as you have in the response to us, that you plan to pay the remaining costs of the offering with director loans.

<u>12 Month Plan of Operation, page 16</u>

3. At page 23, you indicate that the previous day's stock will generate profit by the end of the day and will be re-invested the next day. Please revise to state that it is your hope that the stock will generate a profit that could then be re-invested the next day.

<u>Description of Business, page 26</u>

<u>Product Description, page 27</u>

4. We note your response to our prior comment 7 and reissue. Please revise to state that it is your belief that the wheel switch allows for "easy loading and unloading of product," that the coated glass will increase the speed of cooking and decrease the exterior temperature and that the bun warmer will keep the "buns warm and ready to serve."

5. On page 27, in the paragraph describing the Cradle Broil-O-Dog Hot Dog Broiler, please revise the disclosure to read it is "our understanding" of how it is supposed to operate. Currently it reads "it is your understanding . . . ."

6. We note your revised disclosure that you intend to move your stands to different locations by using a small pickup truck or a trailer. Please revise to tell us whether you already have such trucks or trailers and, if not, when you intend to purchase them, the associated costs of the trucks or trailers and the source of funds for their purchase or rental. If funds are currently not available for the trucks or trailer purchase or rental, please make that clear.

<u>Signatures, page II-4</u>

7. We note that you have removed the introductory language for the second signature block on page II-4. Please revise to include the introductory language for the second signature block so that it appears exactly as the second signature block in the Signatures section of Form S-1.

       Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
       David Lubin, Esq.
       David Lubin & Associates, PLLC